

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Sam Cohen
Chief Executive Officer
Elbit Vision Systems Ltd.
7 Bareket Street
Industrial Park, Caesarea
Post Office Box 3047
Caesarea, Israel 38900

> **Re:** **Elbit Vision Systems Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 4, 2013**
> **File No. 333-192648**

Dear Mr. Cohen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Forward-Looking Statements, page 16

1.   We note your reference to Section 21E of the Securities Exchange Act of 1934 and that you seek to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Since you are a penny stock issuer it does not appear you are eligible to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward looking statements. Please see Section 21E(b)(1)(C). Please revise your disclosure or advise.

Selling Shareholders, page 53

2.   Please disclose how Sam Cohen and Yaron Menashe acquired the shares they are offering for resale. Refer to Item 9.D.1 of Form 20-F.

3.   We note your financial statements appear to be attached in Part II of the registration statement, rather than in the prospectus. Please revise to include the financial statements in the prospectus itself.

<u>Signatures</u>

4.   Please indicate who signed your document in the capacity of the controller or principal accounting officer. Refer to instruction 1 to the Form F-1 signatures page.

<u>Exhibit 5.1</u>

5.   Please have your counsel revise their opinion to state whether the outstanding shares to be sold in this offering are validly issued, fully paid and non-assessable. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Sam Cohen
Elbit Vision Systems Ltd.
December 18, 2013
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Adrian M. Daniels